THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
A-POWER ENERGY GENERATION SYSTEMS, LTD.
FOR THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 21, 2009

The undersigned shareholder of A-Power Energy Generation Systems, Ltd., a company established under the laws of the British Virgin Islands (the Company), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated July 15, 2009, and hereby appoints Mr. John S. Lin, Chief Operating Officer of the Company, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on August 21, 2009 at 9:00 a.m., Shenyang time, at the Company’s offices located at No. 44 Jingxing North Street, 12th Floor, Tiexi District, Shenyang, Liaoning Province, 110021, China, and at any adjournment or postponement thereof, and to vote all common shares which the undersigned would be entitled to vote if then and there personally present on the matters set forth below (i) as specified by the undersigned below or, if no such specification is made, as the proxy thinks fit, and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will vote the shares in his or her discretion, unless a reference to a holder of the proxy having such discretion has been deleted and initialed on this form of proxy.  Where the chairman, a director or officer of the Company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote “FOR” the following proposals:

Proposal 1: Approve the issuance of any common shares issuable pursuant to the terms of the Company’s senior convertible notes or the terms of the Company’s warrants, in accordance with the Memorandum and Articles of Association of the Company and Nasdaq listing rule 5635(d).

For	Against	Abstain
☐	☐	☐
Proposal 2: Approve an amendment to the Memorandum and Articles of Association of the Company to delete the requirement of shareholder approval for issuances of shares by the Company.

For	Against	Abstain
☐	☐	☐
Proposal 3: Approve an amendment to the Memorandum and Articles of Association of the Company to increase the Company’s authorized share capital by 100,000,000 common shares.

For	Against	Abstain
☐	☐	☐
Proposal 4: Approve an amendment to the Memorandum and Articles of Association of the Company to clarify shareholder meeting procedures.

For	Against	Abstain
☐	☐	☐

Proposal 5: Approve an amendment to the Memorandum and Articles of Association of the Company to delete the requirement for a classified board of directors.

For	Against	Abstain
☐	☐	☐

Proposal 6: Ratify the Audit Committee’s appointment of MSCM LLP as the independent registered public accountants of the Company for the fiscal year ending December 31, 2009.

For	Against	Abstain
☐	☐	☐

Dated: ____________________________, 2009

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
A-POWER ENERGY GENERATION SYSTEMS, LTD.
FOR THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 21, 2009

Shareholder Name:	Co-Owner Name:

Signature	Co-Owner Signature

NOTE:  Please sign exactly as your name appears hereon.  Joint owners should each sign.  When signing as attorney-in-fact, executor, administrator, trustee or guardian, please give full title as such.  In the case of a corporation or other entity, this Proxy Card must be executed by an officer or other person duly authorized for that purpose.